Filed by ACI Worldwide, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company: S1 Corporation
Commission File No.: 000-24931
The below disclosure in the prospectus contained in the Registration Statement on Form S-4 filed on August 30, 2011 by ACI Worldwide, Inc. (“ACI”) (File No. 333 176557) (as amended, the “Registration Statement”), in connection with ACI’s offer to acquire all of the issued and outstanding shares of common stock of S1 Corporation (“S1”) in a cash and stock transaction, is incorporated by reference into this filing. Section references are to sections in the Registration Statement.
•	“Summary of the Exchange Offer—Reasons for the Exchange Offer”

•	“The Acquisition, Background and Reasons for the Exchange Offer—Reasons for the Exchange Offer”
About ACI Worldwide
ACI Worldwide powers electronic payments for more than 800 financial institutions, retailers and processors around the world, with its broad and integrated suite of electronic payment software. More than 90 billion times each year, ACI’s solutions process consumer payments. On an average day, ACI software manages more than US$12 trillion in wholesale payments. And for more than 160 organizations worldwide, ACI software helps to protect their customers from financial crime. To learn more about ACI and understand why we are trusted globally, please visit www.aciworldwide.com. You can also find us on www.paymentsinsights.com or on Twitter @ACI_Worldwide.
Forward-Looking Statements
This statement may contain forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “anticipates,” “intends,” “estimates,” “our view,” “we see,” “would” and words and phrases of similar import. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements made in connection with an exchange offer, including forward-looking statements from ACI’s or S1’s Form 10-K which are incorporated by reference into the prospectus/offer to exchange or in any Form 425 filed in the future.
We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to, the following: (1) that a transaction with S1 may not be completed on a timely basis and on favorable terms, (2) negative effects on our business or S1’s business resulting from the pendency of the proposed transaction, (3) that we may not achieve the synergies and other expected benefits within the expected time or in the amounts we anticipate, and (4) that we may not be able to promptly and effectively integrate the merged businesses. Other factors that could materially affect our business and actual results of operations are discussed in our most recent 10-Ks as well as other filings with the SEC available at the SEC website at www.sec.gov.

Available Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. ACI has filed with the SEC a registration statement on Form S-4 containing a prospectus and other documents with respect to the proposed acquisition of S1 and mailed the prospectus to S1 shareholders. ACI has also filed with the SEC and mailed to S1 shareholders a proxy statement and other proxy solicitation materials pursuant to which ACI is soliciting proxies on blue cards to vote against S1’s proposed transaction with Fundtech Ltd. INVESTORS AND SECURITY HOLDERS OF S1 AND ACI ARE URGED TO READ THE APPLICABLE PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain free copies of the registration statement, prospectus, proxy statements and other documents filed with the SEC by ACI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ACI will be available free of charge on ACI’s internet website at www.aciworldwide.com or by contacting ACI’s Investor Relations Department at 646-348-6706.
Certain Information Concerning The Participants
ACI and certain of its directors and officers may be deemed to be participants in any solicitation of stockholders in connection with the proposed transaction. Information about the participants in the solicitation, including their interests in the transactions, is available in the proxy statement that ACI has filed with the SEC on August 25, 2011 in connection with the special meeting of S1’s stockholders.
For more information contact
Media Contacts:
James Golden / Scott Bisang / Aaron Palash
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
Investor Contacts:
Art Crozier / Jennifer Shotwell / Scott Winter
Innisfree M&A Incorporated
(212) 750-5833
Tamar Gerber
Vice President, Investor Relations & Financial Communications
ACI Worldwide, Inc.
(646) 348-6706